Exhibit 14

GOLDEN PHOENIX MINERALS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS
(As adopted on April 1, 2010)

INTRODUCTION

Golden Phoenix Minerals, Inc. (the “Company”) is committed to maintaining the highest standards of ethical conduct, promoting integrity, deterring wrongdoing and complying with applicable laws, rules and regulations.  In furtherance of this commitment, the Board of Directors (the “Board”) has adopted this Code of Business Conduct and Ethics (the “Code”) for all directors, officers and employees of the Company (“Company Individuals”).  The principles set forth in this document describe how Company Individuals should conduct themselves.  All Company Individuals are expected to comply with the letter and spirit of this Code.

This Code does not address every expectation or condition regarding proper and ethical business conduct.  Accordingly, this Code is intended to serve as a source of guiding principles for Company Individuals.  Company Individuals are encouraged to discuss issues about particular circumstances that may be relevant to one or more of the provisions of this Code with the Chairman of the Board, (the “Chairman”) who may consult with inside or outside legal counsel as appropriate.

The Board encourages reporting of any behavior by Company Individuals which violates the Code and the Board will not tolerate retaliation against any person who in good faith reports such violations to the Board or the Chairman.

1.             Compliance with Code

The Code applies to all Company Individuals, and all Company Individuals are accountable for compliance with the Code.  The Board is responsible for updating the Code and monitoring compliance with the Code.  Waivers from the Code may only be granted by the Board, with any director involved in the transgression abstaining from voting on any decision made in respect of such waiver.

2.             Reporting Violations of the Code

Company Individuals must promptly advise either a supervisor or the Chairman if a Company Individual believes that he or she has observed a violation of the Code by any Company Individual, or by anyone purporting to be acting on the Company’s behalf.  Any such reports may be made anonymously.  Confidentiality will be maintained, to the extent permitted by law.  If a Company Individual is not comfortable reporting such behavior to a supervisor or the Chairman of the Board, the individual may report to the Company’s outside legal counsel.

The Company will not allow any reprisal against any Company Individual who, in good faith, reports a suspected violation of this Policy.  Any reprisal will in itself be a very serious breach of the Code and subject to disciplinary action.

3.             Compliance with Laws, Rules and Regulations

The Company requires strict compliance from all its Company Individuals with applicable laws, rules and regulations.  These include all federal, state and local and other laws, including securities and insider trading laws, and the Company’s Insider Trading Policy.  Company Individuals must comply with and all of the laws, rules and regulations of the United States and other countries wherever the Company conducts business.  This Code is not a summary of law and the obligation is on each Company Individual to ensure that applicable laws are known to him or her.  The Company will provide Company Individuals with guidelines and materials that the Company or its lawyers have prepared on specific laws, rules and regulations as are necessary to maintain compliance.  Any case of non-compliance with an applicable law may subject a Company Individual to disciplinary action.  The fact that in some countries certain standards of conduct are legally prohibited but are not enforced in practice, or their violation is not subject to public criticism or censure will not excuse an illegal action by a Company Individual.

4.             Conflicts of Interest

Shareholders of the Company expect that business decisions are made in the best interest of the Company.  Any situation that creates or appears to create a material conflict of interest must be avoided by a Company Individual.  A conflict of interest occurs when a Company Individual’s private interest interferes in any way with the interests of the Company.  If a material conflict of interest arises, the Company Individual involved must disclose the conflict and take prompt action to remedy it.  The following are examples of conflicts of interest:

(a)	Receiving personal loans or guarantees of obligations as a result of one’s position as a Company Individual;
(b)
Engaging in conduct or activity or entering into any transaction or agreement that competes with the Company’s existing or prospective business or takes advantage of an opportunity which should be offered to the Company first;

(c)	Accepting bribes, kickbacks or any other improper payments for services relating to the conduct of business of the Company; and
(d)	Accepting gifts, favors, entertainment, or services, other than such minor gifts, etc., as are the practice in the industry.

5.             Inside Information and Securities Trading

Confidential Company information may not be used for personal benefit.  It is prohibited to trade securities or to inform (tip) others to trade securities of the Company on the basis of material information obtained as a Company Individual before it is made publicly available through appropriate media.  Such information includes news about acquisitions, investments, new business relationships, financial results, important management changes, and other information that has the potential to affect the stock price of the Company or another company.

If doubt exists about whether information is material or has been released to the public, a Company Individual shall not trade before consulting with the Chairman or the Company’s legal counsel.  No Company Individual may engage in “short sales” or trade in puts, calls or other options on Company stock.

Company individuals may, at any time, purchase Company securities and exercise options granted to them in accordance with the applicable arrangements, as long as those purchases are not decisions based on inside information.

6.             Corporate Opportunity

Except as may be approved by the Board, Company Individuals are prohibited from:

(a)	Taking any opportunities belonging to the Company;

(b)	Taking any opportunities that are discovered through the use of Company corporate property, information or from the position as Director;

(c)	Using Company property, information or position; and

(d)	Competing with the Company,

that will benefit themselves personally, or benefit their family, or be to the benefit of persons or entities outside the Company, whether or not it has a material impact on the Company’s financial performance.

7.             Confidentiality

All Company Individuals must maintain the confidentiality of confidential non-public information entrusted to them by the Company in their capacity as a Company Individual, except when the Company authorizes disclosure or when required by laws, regulations or legal proceedings.  “Confidential Information” is all non-public information entrusted to or obtained by a Company Individual by reason of his or her position as a Company Individual, including without limitation non-public information that might be of use to competitors or harmful to the Company, its shareholders, or its customers if disclosed, such as:

(a)
Non-public information about the Company’s financial condition, detailed sales and profit figures, new product or marketing prospects or plans, its marketing and sales programs and research and development information, manufacturing processes, salary data, employee lists as well as information relating to mergers and acquisitions, stock splits and divestitures;

(b)
Non-public information concerning possible transactions with other companies or information about the Company’s customers, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential; and

(c)	Non-public information about discussions and deliberations relating to business issues and decisions, between and among Company Individuals.

Company Individuals must keep confidential information strictly confidential, limiting access to those who have a need to know, avoiding discussion of confidential information in public areas such as airplanes, elevators and restaurants and on mobile phones and avoiding inadvertent disclosure of confidential information through the use of laptop computers or other similar electronic devices in public places.

Whenever feasible, Company Individuals should consult an appropriate supervisor if they believe they have a legal obligation to disclose confidential information.

Generally, no Company Individual shall:

(a)	Use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company; and/or

(b)
Disclose Confidential Information outside the Company, either during or after his or her service as a Company Individual of the Company, except as required to conduct the Company’s business or as may be otherwise required by law.

8.             Fair Dealing

All Company Individuals must treat the Company’s customers, suppliers, vendors, competitors, creditors, directors, officers and employees fairly and with respect.  No Company Individual may take unfair advantage of anyone dealing or involved with the Company through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.  All Company Individuals have the right to pursue their careers at the Company free from harassment and free from discrimination based on any ground prohibited by law, including race, color, ancestry, place of origin, political belief, religion, marital status, family status, physical or mental disability, sex, sexual orientation or age.

9.             Protection and Proper Use of Company Assets

All Company Individuals must perform their duties in a manner that protects the Company’s assets and resources and ensures their efficient use.  Company assets may only be used for legitimate Company business purposes and not for personal benefit or gain.  “Assets” include equipment, inventory, supplies and intellectual property.

Examples of prohibited personal use of Company assets are:

(a)	Removal of Company property for personal use;

(b)	Unauthorized use of Company vehicles or residences;

(c)	Use of Company-paid contractors to perform work at a Company Individual’s home; and

(d)	Unauthorized copying of software, tapes, books and other legally protected work.

All Company Individuals must comply with security procedures in place to protect Company assets.

10.           Accuracy of Business Records

Honest and accurate recording and reporting of information is extremely important.  Investors rely on the Company to provide accurate information about it and to make responsible business decisions based on reliable records.  All books, records and accounts must accurately reflect transactions and events, and all financial records must conform both to U.S. generally accepted accounting principles (“U.S. GAAP”) and to the Company’s internal control systems.  Undisclosed or unrecorded funds or assets are not allowed.  No entry may be made that intentionally hides or disguises the true nature of any transaction.

11.           Accounting

The Audit committee of the Board is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.  Company Individuals who have concerns or complaints regarding such matters must promptly submit those concerns or complaints to the Chairman of the Audit Committee or the Company’s legal counsel.

12.           Competitive Information

Information about competitors, customers and suppliers is a valuable asset in the competitive markets in which the Company operates.  The Company will obtain this information legally.   Theft of proprietary information, including disclosures by a competitor’s past or present employees and any actions that could create an appearance of an improper agreement in respect of competitors is prohibited.  Any Company Individual who is authorized to retain a consultant to gather competitive information must take steps to ensure that the consultant adheres to these policies.  When in doubt about the propriety of any information-gathering technique or about whether a competitor, supplier or other external contact has provided confidential information, a Company Individual should contact an appropriate supervisor or the Chairman of the Board.

13.           Amendment

This Code may be amended by the Company’s Board, subject to the disclosure and other provisions of applicable corporate securities law and policy.

CERTIFICATION

The undersigned hereby acknowledges receipt of Golden Phoenix Minerals, Inc.’s Code of Business Conduct and Ethics (the “Code”) issued April 1, 2010, setting forth the Company’s policy regarding ethical conduct and compliance with laws, rules and regulations, and certifies that the undersigned has read, understands, and will comply with the Code.

Date:
Signature

Print Name

Title

One signed copy of this certificate should be sent to:

Golden Phoenix Minerals, Inc.
1675 East Prater Way
Suite 102
Sparks, Nevada 89434

and to General Counsel:

Bullivant Houser Bailey PC
1415 L Street, Suite 1000
Sacramento, CA 95814